American Realty Capital Daily Net Asset Value Trust, Inc.

405 Park Avenue

New York, New York 10022

January 3, 2012

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Jennifer Gowetski

Re:	American Realty Capital Daily Net Asset Value Trust, Inc. File No. 333-169821

Dear Ms. Gowetski:

Reference is made to the Acceleration Request (the “Acceleration Request”) submitted to the Securities and Exchange Commission (“ Commission ”) by American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) on December 21, 2011, relating to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”). The Company hereby applies to the Commission for the withdrawal of the Acceleration Request, effective as of the date of this application or as soon as practicable thereafter.

If you have questions or require additional information, please do not hesitate to contact the Company’s counsel Peter M. Fass at (212) 969-3445.

Very truly yours,

American Realty Capital Daily Net Asset Value, Inc.

   /s/ Nicholas S. Schorsch

Nicholas S. Schorsch

Chief Executive Officer